Invictus MD Strategies Corp.
For the three months and year ended January 31, 2018
Management’s Discussion and Analysis

INTRODUCTION

The following is management’s discussion and analysis (“MD&A”) of the results of operations and financial condition of Invictus MD Strategies Corp. ("Invictus MD " or the "Company") and should be read in conjunction with the accompanying consolidated financial statements for the year ended January 31, 2018, and related notes therein.

Additional information relating to the Company is available on SEDAR at www.sedar.com.

All financial information in this MD&A for the year ended January 31, 2018, have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). All dollar amounts are expressed in Canadian dollars unless otherwise indicated.

The effective date of this MD&A is May 29, 2018.

MANAGEMENT’S RESPONSIBILITY

The Company’s certifying officers, based on their knowledge, having exercised reasonable diligence, are responsible to ensure that this MD&A and related filings do not contain any untrue statements of material fact, or omit to state a material fact required to be stated, or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by this MD&A and related filings. The Board of Directors’ approved the MD&A, together with the consolidated financial statements for the year ended January 31, 2018 and ensure that management has discharged its financial responsibilities.

FORWARD-LOOKING INFORMATION AND CAUTIONARY RISKS NOTICE

Certain statements contained in the following MD&A constitute forward-looking statements (within the meaning of the Canadian securities legislation and the U.S. Private Securities Litigation Reform Act of 1995) that involve risks and uncertainties. Forward-looking statements are frequently, but not always, identified by words such as “plans”, "expects", "anticipates", "believes", "intends", "estimates", "potential", "possible" and similar expressions, or statements that events, conditions or results "will", "may", "could" or "should" occur or be achieved. The forward-looking statements may include statements regarding work programs, capital expenditures, timelines, strategic plans, market price of commodities or other statements that are not statement of fact. Forward-looking statements are statements about the future and are inherently uncertain, and actual achievements of the Company may differ materially from those reflected in forward-looking statements due to a variety of risks, uncertainties and other factors.

For the reasons set forth above, investors should not place undue reliance on forward-looking statements. Important factors that could cause actual results to differ materially from the Company’s expectations include: uncertainties involved in disputes and litigation; fluctuations in commodity prices and currency exchange rates; uncertainty of estimates of capital and operating costs, recovery rates, production estimates and economic return; the need for cooperation of government agencies; the need to obtain additional financing and uncertainty as to the availability and terms of future financing; uncertainty related to the completion of a transaction or amalgamation.

It is the Company’s policy that all forward-looking statements are based on the Company’s beliefs and assumptions which are based on information available at the time these assumptions are made. The forward-looking statements contained herein are as of May 29, 2018, and are subject to change after this date, and the Company assumes no obligation to publicly update or revise the statements to reflect new events or circumstances, except as may be required pursuant to applicable laws.

Although management believes that the expectations represented by such forward-looking information or statements are reasonable, there is significant risk that the forward-looking information or statements may not be achieved, and the underlying assumptions thereto will not prove to be accurate. Forward-looking information or statements in this MD&A include, but are not limited to, information or statements concerning our expectations regarding the ability to raise additional funds and complete a transaction or amalgamation.

Invictus MD Strategies Corp.
For the three months and year ended January 31, 2018
Management’s Discussion and Analysis

Actual results or events could differ materially from the plans, intentions and expectations expressed or implied in any forward-looking information or statements, including the underlying assumptions thereto, as a result of numerous risks, uncertainties and factors including: the possibility that opportunities will arise that require more cash than the Company has or can reasonably obtain; dependence on key personnel; dependence on corporate collaborations; potential delays; uncertainties related to early stage of technology and product development; uncertainties as to fluctuation of the stock market; uncertainties as to future expense levels and the possibility of unanticipated costs or expenses or cost overruns; and other risks and uncertainties which may not be described herein. The Company has no policy for updating forward-looking information beyond the procedures required under applicable securities laws.

NON-IFRS MEASURES

The Company uses “weighted average cost per gram” as a metric to measure performance efficiencies in growing and selling medical cannabis. The metric is calculated by breaking out costs related to the inventory grown, harvested, and sold in the period, to arrive at a weighted average cost per gram to grow, harvest, and sell cannabis.

Weighted average cost per gram (non-IFRS) measure

The weighted average cost per gram is comprised of:

(i)	Costs to harvest include all cash costs required to cultivate the product, including cultivation labour, growing supplies, such as soil, fertilizer, nutrients, and pest control;
(ii)	Post harvest costs include all cash costs related to post harvest activities, including labour for trimming, lab testing, packaging and labelling, and allocated overheads; and
(iii)	Shipping and fulfillment costs include all cash costs related to order fulfilment, including shipping and point of sale costs.

COMPANY OVERVIEW

Invictus MD Strategies Corp. is a publicly traded company listed on the TSX Venture Exchange (“TSXV”) under the symbol “GENE”, as well as "8IS1" on the Frankfurt Stock Exchange and "IVITF" on the OTC. The Company is primarily engaged in the investment, acquisition, and development of synergistic businesses in an effort to increase and sustain growth, value and profits in the medical cannabis industry.

The consolidated financial statements for the years ended January 31, 2018 and 2017, include Invictus MD Strategies Corp. and its subsidiaries (together referred to as “Invictus MD” or the “Company”) and the Company’s interest in affiliated companies. The Company’s most active subsidiaries include Acreage Pharms Ltd. (“Acreage Pharms”), Future Harvest Development Ltd. (“Future Harvest”) and Poda Technologies Ltd. (“Poda”). The Company’s most active investments include an ownership interest in AB Laboratories Inc. (“AB Labs”) and AB Ventures Inc. (“AB Ventures”).

Acreage Pharms is a licensed producer of medical cannabis in Canada pursuant to the Access to Cannabis for Medical Purposes Regulations (“ACMPR”). Future Harvest produces and sells plant fertilizers, nutrients and other supplies for hydroponics. Poda is engaged in the development of a new and improved technology to vaporize cannabis. AB Labs is a licensed producer and seller of medical cannabis in Canada pursuant to the ACMPR, and AB Ventures is in the application phase for a license to produce medical cannabis under ACMPR.

The Company was incorporated on February 11, 2014, under the Business Corporations Act (British Columbia). The head office is located at 300 – 15047 Marine Drive, White Rock, British Columbia, Canada, V4B 1C5, and the registered and records office is located at 10th floor, 595 Howe Street, Vancouver, British Columbia, Canada, V6C 2T5.

Invictus MD Strategies Corp.
For the three months and year ended January 31, 2018
Management’s Discussion and Analysis

BUSINESS DEVELOPMENTS

Acreage Pharms Ltd.

On February 7, 2017, the Company entered into a binding letter of intent (“LOI”) for an option to acquire 100% (the “Option”) of the outstanding shares of a Late Stage Applicant (the “Optionco”) under the ACMPR, from its current shareholders. In early January 2017, Optionco had its pre-license inspection from Health Canada and expected to receive a license to cultivate under the ACMPR in short order.

On April 11, 2017, Acreage Pharms, for which Invictus MD has the option to acquire 100%, began their new cultivation cycle, having received their license to cultivate under the ACMPR, on March 29, 2017. Acreage Pharms has a 6,600-square foot purpose-built production facility within 60,000 square feet of secured perimeter for its current Phase 1 production facility located on 150 acres in Edson, Alberta.

On April 25, 2017, the Company acquired 100% of the issued and outstanding shares of Acreage Pharms (the “Acquisition”) by exercising its share purchase option previously announced on February 7, 2017.

The aggregate consideration paid by the Company to the two former Acreage Pharms shareholders was comprised of: (i) 20,000,000 common shares of the Company; (ii) $6,000,000 in cash; (iii) and 3,000,000 warrants with an exercise price of $1.50, one-third of such warrants expiring every six months after the Acquisition’s closing date of April 25, 2017.

The warrants have a fair value of $2,890,884, calculated using the Black-Scholes option pricing model assuming one-third of the warrants will expire every six months following the date the option is exercised, an average risk-free interest rate of 0.60%, an expected dividend rate of 0%, and an average expected annual volatility of 127%.

On September 25, 2017, the Company announced that construction of the Phase 2 development, a purpose-built, multiple room production facility, is well underway at Acreage Pharms. Utilizing best practices learned from previous developments, the design was optimized to increase it to 33,000 square feet.

The new facility will house nine, 1,600 square foot flowering rooms, maximizing available floor space and allowing for a fully controlled and optimized environment, facilitating harvest every two weeks, and enabling the grow teams to complete all their procedures in the same day. Additionally, a second level 8 vault will be constructed giving Acreage Pharms the ability to store $60,000,000 of cannabis product at a given time. The capital costs of constructing the Phase 2 facility remain within the $6,000,000 that was initially budgeted.

Given the location of Acreage Pharms in Edson, Alberta, electricity for the facility is one of the lowest rates in Canada. Additionally, there are no fees related to the disposal of water at the facility given it will be processed utilizing a septic tank and drain field method. These factors among others will allow Acreage Pharms to be very competitive while producing high-quality cannabis.

On October 22, 2017, Health Canada removed the previously disclosed production capacity restriction at Acreage Pharms and extended the existing ACMPR license through to March 2020. In addition, Acreage Pharms Phase 1 has converted a vegetative room into a flowering room, thereby providing additional production capacity.

On January 31, 2018, the Company announced the hire of key professionals and the launch of an innovative cannabis oils extraction program at Acreage Pharms. The Company purchased a closed-loop CO2 extraction system capable of subcritical and supercritical fluid extraction utilizing high-pressure carbon dioxide. The process extracts essential oils from botanicals, using specific temperatures and pressures to withdraw different cannabinoid components from cannabis plants.

As at January 31, 2018, the Acreage Pharms Phase 1 facility continues to operate at full capacity with seven completed harvests and a total yield of 185,847 grams. There are 185,847 grams of dried cannabis in its vault, comprised of 136,949 grams awaiting release for sale and 48,897 grams held for future extract production. The purpose-built indoor facility utilizes Good Production Practices and a state-of-the-art nutrient delivery system to produce pesticide-free, nonirradiated cannabis.

Invictus MD Strategies Corp.
For the three months and year ended January 31, 2018
Management’s Discussion and Analysis

Weighted average cost per gram

The weighted average cost per gram for Acreage Pharms is as follows:

	For the year ended January 31,
	2018	2017
	$	$
Cost per gram to harvest	1.76	–
Post-harvest cost per gram	0.44	–
Cost per gram before shipping and fulfilment	2.20	–
Cost per gram for shipping and fulfilment [1]	–	–
Weighted average cost per gram	2.20	–

[1] No product was sold during the year ended January 31, 2018, and therefore no costs were incurred for shipping and fulfilment.

AB Laboratories Inc. and AB Ventures Inc.

On December 23, 2016, the Company acquired 33.33% of AB Laboratories Inc. ("AB Labs"), a Licensed Producer under the ACMPR. Under the terms of the agreement, the Company acquired 33.33% of AB Labs for consideration of $5,000,000 (paid) and 2,400,000 common shares (issued with a fair value of $3,446,000), and payment of $2,000,000 ninety days after closing (paid).

On December 23, 2016, the Company acquired 11.76% of AB Ventures Inc. (“AB Ventures”) for consideration of $2,000,000 (paid). In exchange, AB Ventures issued the Company 13.33 common shares and a warrant to acquire an additional 36.66 common shares for $5,500,000. Upon payment of the $5,500,000, the Company will have been issued 49.99 common shares of AB Ventures, representing a 33.33% ownership interest. The Company and AB Ventures agreed to use the proceeds to fund the purchase of land for, construction of, and application to Health Canada for approval of, a facility for cultivation of cannabis under the ACMPR.

The Company has the right of first refusal to arrange any initial public offering, reverse take-over, or other going public transaction of AB Labs or AB Ventures following closing.

On February 9, 2017, AB Ventures acquired 100 acres of land in Hamilton, Ontario. The land acquisition, worth approximately $1,596,000, is scheduled to close in early May 2017 (closed) and will be used for future cannabis cultivation, once licensed under the ACMPR. Plans to construct five production facilities on the new land totaling 105,000 square feet is expected to be completed by 2020, subject to timely receipt of approvals. The entire 100 acres will be available for future expansion.

Subject to Invictus MD exercising its warrant to acquire an additional 36.66 common shares of AB Ventures, the additional investment of $5,500,000 will be used to fund the costs of licensing approval under the ACMPR and constructing the initial 21,000 square foot cultivation facility. The additional investment of $5,500,000 is in addition to $2,000,000 already funded for the land acquisition plus working capital and will provide the Company with a 33.33% interest in AB Ventures.

On March 14, 2017, the Company completed its final commitment with a cash transaction of $2,000,000 to acquire 33.33% of AB Labs. AB Labs is licensed for cultivation under the ACMPR and maintains a 15,600-square foot facility located in Hamilton, Ontario.

On April 19, 2017, the Company announced that AB Labs will provide their unique products in Canopy Growth Corporation’s (“Canopy Growth”) (TSX: WEED) curated CraftGrow line on Tweed Main Street’s online store, that brings high quality cannabis grown by a diverse set of producers.

On October 22, 2017, Health Canada removed the previously disclosed production capacity restriction at AB Labs and extended the existing ACMPR license for a period of two years.

Invictus MD Strategies Corp.
For the three months and year ended January 31, 2018
Management’s Discussion and Analysis

On November 29, 2017, the Company entered into a binding letter of intent (“LOI”) for an option to make a further strategic investment in AB Labs, a licensed producer under the ACMPR, to bring its ownership interest from 33.33% to 50%.

On January 8, 2018, the Company announced that AB Labs had received the amendment to its license (the “Sales License”) to sell dried marijuana under the ACMPR.

On January 18, 2018, AB Labs completed the sale of its first 108,544 grams of dried cannabis to be used in Canopy Growth’s curated CraftGrow line on Tweed Main Street’s online store.

As at January 31, 2018, the AB Labs Phase 1 facility continues to operate at full capacity with seven completed harvests and a total yield of 168,863 grams. There are 60,319 grams of dried cannabis in its vault, comprised of 41,857 grams awaiting release for sale and 18,462 grams held for future extract production. The purpose-built indoor facility utilizes Good Production Practices and a state-of-the-art non-recirculating, non-recovery drip irrigation system to produce pesticide-free, nonirradiated cannabis.

Weighted average cost per gram

The weighted average cost per gram for AB Labs is as follows:

	For the year ended January 31,
	2018	2017
	$	$
Cost per gram to harvest	1.38	–
Post-harvest cost per gram	0.19	–
Cost per gram before shipping and fulfilment	1.57	–
Cost per gram for shipping and fulfilment [1]	–	–
Weighted average cost per gram	1.57	–

[1] No shipping and fulfillment and lab testing costs are incurred by AB Labs as they are paid for by Canopy Growth under the wholesale agreement.

Update on production capacity and sales licenses

The below table outlines the expected cultivation footprint and production capacity of the Company:

			Building Square Footage
	Province	Phase
			Current	31-Jan-19	31-Jan-20

Acreage Pharms	Alberta	I	6,600	6,600	6,600
Acreage Pharms	Alberta	II	33,000	33,000	33,000
Acreage Pharms	Alberta	III	-	80,000	80,000
Acreage Pharms	Alberta	IV	-	-	240,000
Total			39,600	119,600	359,600
AB Labs	Ontario	I	16,000	15,600	15,600
AB Labs	Ontario	II	-	40,000	40,000
Total			16,000	55,600	55,600
AB Ventures	Ontario	I	-	21,000	21,000
AB Ventures	Ontario	II	-	80,000	80,000
Total			-	101,000	101,000

OptionCo	British Columbia	I	-	4,000	4,000
OptionCo	British Columbia	II	-	50,000	50,000
OptionCo	British Columbia	III	-	-	250,000
Total			-	54,000	304,000
TOTAL			55,600	330,200	820,200

[1] Net production capacity attributable to the Company is based on forecasted ownership percentages as follows: (i) 100% Acreage Pharms, (ii) 50% AB Labs, and (iii) 33.33% AB Ventures. AB Ventures is currently 11.76% owned with $5,500,000 subject to Invictus MD exercising its warrant to increase its ownership to 33.33% .

Invictus MD Strategies Corp.
For the three months and year ended January 31, 2018
Management’s Discussion and Analysis

On May 8, 2018, the Company announced completion of its 33,000 square foot, purpose-built Phase 2 production facility at Acreage Pharms. Land clearing and site preparation for its 80,000 square foot Phase 3 expansion project has commenced, which will give the licensed producer a total of 119,200 square feet of growing space by the end of 2018. The Company is fully funded for the Phase 3 expansion and is working on plans to increase total capacity to 359,600 square feet in 2019. In addition, Acreage Pharms added eight more strains to its cannabis cultivation portfolio, a range of Indica, Sativa, and hybrids that add more depth and breadth to its ambitious cultivation program.

On May 18, 2018, the Company announced that Acreage Pharms had received its sales license from Health Canada pursuant to the ACMPR, effective May 18, 2018.

The Company expects its Acreage Pharms Phase 1 and 2 facilities, as well as AB Labs Phase 1 facility, to be operating at full capacity and fully licensed several months before recreational cannabis becomes legal in Canada.

Update on retail and distribution strategy

On May 14, 2018, the Company announced its retail strategy, an approach that involves the ownership of cannabis dispensaries and partnerships with leading retail outlets nationwide. This multifaceted sales strategy is aimed to target each channel for sales and distribution, including supply agreements and product calls with provincial governments and licensed producers, retail storefronts across Western Canada, and the medical cannabis sector.

The retail strategy will involve a team of consultants with specialized experience and will be led by Trevor Dixon, President and CEO of Acreage Pharms, who previously spent two decades building a highly successful franchise conglomerate with stores in over 50 cities across Canada. The team will also be supported and advised by Gene Simmons, Chief Evangelist Officer and one of the founders of KISS. Gene will be heavily involved, due to his past experience in the retail environment and his many other entrepreneurial successes.

As mentioned, the Company has founded a dispensary business and is actively pursuing retail permits and leases for retail storefronts that meet both provincial regulations and municipal bylaws. The plan is to secure and license a base target of at minimum twenty retail storefronts with nine in Alberta, seven in Saskatchewan, and four in British Columbia – in time for the legalization of recreational use.

Private placements

On March 2, 2017, the Company issued 9,829,130 units at $1.65 per unit for total proceeds of $16,218,065, of which $19,500 remains outstanding. Each unit was comprised of one common share and one-half of one share purchase warrant. Each warrant is exercisable at a price of $2.35 per share expiring on September 2, 2018. The share purchase warrants are subject to an acceleration provision that allows the Company to give notice of an earlier expiry date if the Company's daily volume weighted average share price is greater than $3.75 for ten consecutive trading days. The share purchase warrants have a fair value of $3,913,929, calculated using the Black-Scholes option pricing model assuming an expected life of 18 months, a risk-free interest rate of 0.68%, an expected dividend rate of 0%, and an expected annual volatility of 163%.

Invictus MD Strategies Corp.
For the three months and year ended January 31, 2018
Management’s Discussion and Analysis

As compensation, the underwriters received a commission of 7% of the gross proceeds raised which was paid partly in cash of $670,265 and partly through the issuance of 281,817 units with a fair value of $465,000. The units issued to the underwriters have the same terms as the private placement. The Company also issued to the underwriters a total of 688,039 underwriters’ warrants with a fair value of $835,179. Each underwriters’ warrant is exercisable at a price of $1.65 per share until September 2, 2018.

On May 24, 2017, the Company issued 18,525,000 units at $1.35 per unit for total proceeds of $25,008,750. Each unit was comprised of one common share and one-half of one share purchase warrant. Each warrant is exercisable at a price of $1.75 per share expiring on November 24, 2018. The share purchase warrants have a fair value of $5,759,568, calculated using the Black-Scholes option pricing model assuming an expected life of 18 months, a risk-free interest rate of 0.71%, an expected dividend rate of 0%, and an expected annual volatility of 146%.

As compensation, the underwriters received a commission of 5% of the gross proceeds raised and a corporate finance fee of 5% of the gross proceeds raised, paid in cash of $2,500,875.

On April 26, 2017, the Company issued 1,000,000 common shares with a fair value of $1,810,000 to a consultant as a finder's fee for the acquisition of Acreage Pharms.

On June 13, 2017, the Company issued 1,000,000 common shares with a fair value of $1,410,000 to a consultant for consulting services performed in relation to the acquisition of AB Labs and AB Ventures.

Stock option grants

On February 7, 2017, the Company granted 1,200,000 incentive stock options to directors and consultants of the Company. The stock options are exercisable for a period of five years at an exercise price of $1.69 per share and vest immediately. The options were granted under and are subject to the terms and conditions of the Company's Stock Option Plan.

On February 24, 2017, the Company granted 600,000 incentive stock options to directors and officers of the Company. The stock options are exercisable for a period of five years at an exercise price of $1.88 per share and vest immediately. The options were granted under and are subject to the terms and conditions of the Company's Stock Option Plan.

On March 2, 2017, the Company granted 1,250,000 incentive stock options to directors, officers and consultants of the Company. The stock options are exercisable for a period of five years at an exercise price of $1.75 per share and vest immediately. The options were granted under and are subject to the terms and conditions of the Company's Stock Option Plan.

On June 13, 2017, the Company granted 1,200,000 incentive stock options to directors, officers, employees and consultants of the Company. The stock options are exercisable for a period of five years at an exercise price of $1.48 per share. 900,0000 of the stock options vest immediately and the remaining 300,000 are subject to vesting terms, of which one-half will vest in six months and one-half in twelve months. The options were granted under and are subject to the terms and conditions of the Company's Stock Option Plan.

On October 17, 2017, the Company granted 1,385,000 incentive stock options to directors, officers and consultants of the Company. The stock options are exercisable for a period of five years at an exercise price of $1.34 per share and vest immediately. The options were granted under and are subject to the terms and conditions of the Company's Stock Option Plan.

On November 6, 2017, the Company granted 150,000 incentive stock options to an officer of the Company. The stock options are exercisable for a period of five years at an exercise price of $1.19 per share and are subject to vesting terms, of which one-third will vest in three months, one-third in nine months, and one-third in fifteen months. The options were granted under and are subject to the terms and conditions of the Company's Stock Option Plan.

On December 18, 2017, the Company granted 15,000 incentive stock options to an employee of the Company. The stock options are exercisable for a period of five years at an exercise price of $1.42 per share and are subject to vesting terms, of which one-third will vest in three months, one-third in nine months, and one-third in fifteen months. The options were granted under and are subject to the terms and conditions of the Company's Stock Option Plan.

Invictus MD Strategies Corp.
For the three months and year ended January 31, 2018
Management’s Discussion and Analysis

On January 16, 2018, the Company granted 1,100,000 incentive stock options to directors, officers and consultants of the Company. The stock options are exercisable for a period of five years at an exercise price of $1.84 per share and vest immediately. The options were granted under and are subject to the terms and conditions of the Company's Stock Option Plan.

RECENT DEVELOPMENTS

On February 6, 2018, the Company exercised its option to acquire an additional 16.67% ownership in AB Labs. The exercise price of the option was $10,000,000, to be used as follows: (i) $2,750,000 for the purchase of the “Primary Facility” building, (ii) $5,200,000 for the purchase of the “Secondary Facility” land and building, and for the anticipated construction costs of the Secondary Facility, and (iii) $2,050,000 for working capital purposes.

In addition to the payment of the purchase price for the Primary Facility and Secondary Facility, the use of the proceeds shall also include all closing costs related to the purchase of the properties.

Following close of the increased investment in AB Labs, the Company made an operating line of credit in the amount of $2,000,000 available to AB Labs on or before April 1, 2018, for the sole purpose of being used to satisfy any expenditures for the construction of the Secondary Facility not satisfied by the option price. The Loan Agreement shall be entered into prior to the first advance under the loan.

On March 5, 2018, the Company confirmed that construction plans are moving forward at AB Ventures, located on a 100-acre property near Hamilton, Ontario. The team is near completion of all conditions required by the municipality, including a hydrological survey, to submit building permit requests. The entire 100-acre property will be used for cannabis cultivation, pending building permits and receipt of required license from Health Canada. Subject to the Company exercising its warrant to increase its ownership to 33.33%, the Company has committed $5,500,000 in funding to build-out the first 21,000 square foot building at AB Ventures.

On March 13, 2018, the Company appointed Gene Simmons as its Chief Evangelist Officer. Pursuant to the terms of the agreement the Company acquired all the issued and outstanding shares of Gene-Etics Strains Co. The consideration payable by the Company to Gene Simmons will be comprised of cash and common shares of the Company issued at a deemed price of $1.97 per share, as follows: (i) US$2,500,000, (ii) 2,631,141 common shares, (iii) 1,973,355 common shares, issued on the date that is the later of (1) 180 days following the closing date, and (2) the date on which a Master Services Agreement and License Agreement have been executed by each party, and (iv) 1,973,355 common shares, issued on the date that is the later of (1) 240 days following the closing date, (2) January 2, 2019, and (3) the date on which a Master Services Agreement and License Agreement have been executed by each party.

On May 15, 2018, the Company announced the summer 2018 launch of Poda, a zero-cleaning vaporizer system. The Poda technology can be used to vaporize almost any vaporizable substance, including cannabis, tobacco, e-liquids, concentrates, coffee and more. This industry-leading technology stands apart from previous generations of vaporizers, which often require cleaning and can only be used effectively for one type of substance. The Poda pods are also biodegradable.

Poda will launch a number of device models across a variety of price points. Some devices will have the ability to connect to users’ smartphones via Bluetooth, providing granular control of temperature and a wealth of pod-specific information. Different substances, like cannabis and tobacco, can demand different temperatures to achieve desirable vapor for inhalation. Poda smart devices can detect the proper settings for each pod and can automatically adjust the temperature to achieve optimal vaping. Alternatively, consumers will be able to design their own temperature profiles and customize a wide range of other operational parameters. Poda devices with smartphone-enabled technology are set to be released later in 2018 after the initial Poda devices (without smartphone connectivity) enter the market.

Invictus MD Strategies Corp.
For the three months and year ended January 31, 2018
Management’s Discussion and Analysis

Poda has filed Patent Cooperation Treaty (PCT) patents covering its innovative technologies, giving Poda the ability to protect its valuable IP on a global scale. The Company owns 100% of Poda and its related intellectual property.

On May 14, 2018, the Company entered into a binding letter of intent (“LOI”) for an option to acquire 100% (the “Option”) of the outstanding shares of an applicant (“OptionCo”) under the ACMPR from OptionCo current shareholders (the “Vendors”). OptionCo has two properties: (1) a cannabis production and research facility located in Delta, British Columbia (“Delta Facility”), and (2) an additional property awaiting construction of a 50,000 square foot purpose-built indoor facility located in Mission, British Columbia (“Mission Location”). The exercise price of the Option (the “Exercise Price”) is as follows:

(i)	$2,500,000;
(ii)

Issuing to the shareholders of OptionCo, within 10 business days of exercising the Option, $10 million in common shares of the Company valued at a price per share being the greater of: (a) $1.65 CAD per share and (b) the Company’s 10-day Volume Weighted Average Trading Price (“VWAP”) prior to the date of exercise with the following release schedule:

a.	25% within 10 business days of exercising the Option; and

b.	25% every 4 months thereafter.

(iii)

Investment in the sum of $10 million (the “Investment”) in cash into OptionCo to be used for a 50,000 square foot expansion of the Mission Location and working capital purposes. The Investment will be in the form of a commitment from the Company and will be paid into OptionCo over time on an as-needed basis;

(iv)

Issuing to the shareholders of OptionCo, within 10 business days of the Mission Location receiving its cultivation license under the ACMPR, $7 million in common shares of the Company valued at the VWAP immediately prior to the date of the Mission Location receiving its cultivation license under the ACMPR.

MEDICAL MARIJUANA REGULATORY FRAMEWORK IN CANADA

In June 2013, Health Canada issued the Marihuana for Medical Purposes Regulations (“MMPR”) for highly regulated commercial operations to produce quality medicine and covered the production and sale of dried cannabis flowers. On July 8, 2015, Health Canada issued certain exemptions under the Controlled Drugs and Substances Act (Canada) (“CDSA”), to allow licensed producers to apply for a supplemental license to produce and sell cannabis oil and fresh marijuana buds and leaves. On August 24, 2016, the Government of Canada issued the Access to Cannabis for Medical Purposes Regulations ("ACMPR"), which allows patients to grow their own marijuana at home, limited to the number of plants required based on their prescribed dosage, and to designate a third-party grower through regulations similar to the former Medical Marijuana Access Regulations ("MMAR"). On December 13, 2016, the Task Force on Cannabis Legalization and Regulation, which was established by the Canadian Federal Government to seek input on the design of a new system to legalize, strictly regulate and restrict access to marijuana, completed its review and published its report outlining its recommendations. On April 13, 2017, the Canadian Federal Government released Bill C-45, which proposes the enactment of the Cannabis Act, to regulate the production, distribution and sale of cannabis for unqualified adult use, with a target implementation date of no later than July 1, 2018. On November 25, 2017, Bill C-45 received approval from the House of Commons. On March 22, 2018, Bill C-45 passed at second reading in the Senate and is now awaiting study by committee. The Senate is set for final vote on legalizing marijuana on June 7, 2018, with sales expected to start in late summer 2018.

As the requirements under the current regulations are simple and involve few obstacles to access, growth in the number of approved patients is anticipated to increase exponentially. Moreover, the new system allows for competition among licensed producers on factors such as product quality, customer service, price, variety and brand awareness, and enables well-positioned and capitalized producers to leverage their position in the marketplace.

Health Canada1 recently reported that over 269,500 patients had enrolled into the ACMPR program by December 31, 2017. By 2024, Health Canada conservatively estimates that the number of patients using medical marijuana will grow to 450,000, creating a medical cannabis market worth an estimated $1.3 billion.

_______________________________________
1 https://www.canada.ca/en/health-canada/services/drugs-health-products/medical-use-marijuana/licensed-producers/market-data.html

Invictus MD Strategies Corp.
For the three months and year ended January 31, 2018
Management’s Discussion and Analysis

LEGALIZATION OF RECREATIONAL USE OF MARIJUANA IN CANADA

On April 13, 2017, the Canadian Federal Government released Bill C-45, which proposes the enactment of the Cannabis Act, to regulate the production, distribution and sale of cannabis for unqualified adult use, with a target implementation date of no later than July 1, 2018. On November 25, 2017, Bill C-45 received approval from the House of Commons. On March 22, 2018, Bill C-45 passed at second reading in the Senate and is now awaiting study by committee. The Senate is set for final vote on legalizing marijuana on June 7, 2018, with sales expected to start in late summer 2018.

The Canadian Federal Government has announced its intention to legalize marijuana, and once the federal legislation is created, provinces will be responsible for licensing the product and overseeing its distribution and sale.

Deloitte2 estimates the potential value of the base retail market of regulated recreational cannabis in Canada to range from $4.9 billion to $8.7 billion per year. When you factor in the ancillary markets, the potential economic impact approaches $22.6 billion per year.

RESULTS OF OPERATIONS

For the three months ended January 31, 2018

For the three months ended January 31, 2018, the Company had a net loss of $6,207,664 (2017: $3,857,680).

The significant variances between the comparative period include:

•

Unrealized gain on changes in fair value of biological assets of $613,691 (2017: nil) due to biological transformation of cannabis plants at Acreage Pharms. Acreage Pharms was acquired in April 2017 and commenced cultivation this year.

•

Sales and marketing of $666,271 (2017: $425,027) primarily due to increases in marketing and investor relations associated with operations at Acreage Pharms and AB Labs and the issuance of sales license for the distribution and sale of medical cannabis.

•

General and administrative of $2,026,964 (2017: $1,465,612) primarily due to the acquisition and operation of Acreage Pharms, as well as increased headcount at head office. Acreage Pharms was acquired in April 2017 and commenced cultivation this year.

•	Share-based compensation of $1,732,868 (2017: $1,938,654) primarily due to current period grants of incentive stock options to directors, officers and consultants of the Company.

•

Depreciation and amortization of $1,622,997 (2017: $5,839) primarily due to amortization of the ACMPR cultivation license over the 20-year life of the leased property, and depreciation on property, plant and equipment for Acreage Pharms and Future Harvest.

•	Bargain purchase gain of nil (2017: $152,922) primarily due to the acquisition of additional equity in Future Harvest in prior year.

•	Loss on write-off of loans receivable of $999,564 (2017: nil) due to write-down of loan receivable from a non-related party.

•	Loss on sale of SunBlaster of nil (2017: $597,825) primarily due to the prior year sale of the SunBlaster product line.

_______________________________________________
2https://www2.deloitte.com/content/dam/Deloitte/ca/Documents/Analytics/ca-en-analytics-
DELOITTE%20Recreational%20Marijuana%20POV%20-%20ENGLISH%20FINAL_AODA.pdf

Invictus MD Strategies Corp.
For the three months and year ended January 31, 2018
Management’s Discussion and Analysis

•

Equity loss on investments of $562,195 (2017: nil) primarily due to the equity pickup associated with AB Labs and AB Ventures. The loss is primarily due to the amortization of the cultivation license in AB Labs.

For the year ended January 31, 2018

For the year ended January 31, 2018, the Company had a net loss of $19,788,968 (2017: $5,725,963).

The significant variances between the comparative period include:

•

Revenue of $2,364,423 (2017: $2,549,061) primarily due to Future Harvest sales of plant fertilizers, nutrients and other supplies for hydroponics. The decrease in sales is associated with the prior year sale of the SunBlaster product line.

•

Unrealized gain on changes in fair value of biological assets of $1,311,925 (2017: nil) due to biological transformation of cannabis plants at Acreage Pharms. Acreage Pharms was acquired in April 2017 and commenced cultivation this year.

•

Gross margin of 70% (2017: 39%) primarily due to unrealized gain on changes in fair value of biological assets due to biological transformation of cannabis plants at Acreage Pharms. Acreage Pharms was acquired in April 2017 and commenced cultivation this year. This was partially offset by a decrease in sales and gross margin associated with the prior year sale of the SunBlaster product line in Future Harvest and production costs associated with the cultivation of cannabis.

•

Sales and marketing of $2,745,855 (2017: $597,906) primarily due to increases in marketing, investor relations and travel, associated with the private placements and ramp-up of operations and increased production at Acreage Pharms and AB Labs and the issuance of sales license for the distribution and sale of medical cannabis.

•

General and administrative of $5,269,212 (2017: $3,299,763) primarily due to increases in management and consulting fees, legal, accounting, rent, regulatory and insurance fees, associated with the private placements and ramp-up of operations and increased production at Acreage Pharms and AB Labs.

•	Share-based compensation of $7,419,953 (2017: $2,428,780) primarily due to current period grants of incentive stock options to directors, officers and consultants of the Company.

•	Acquisition-related costs of $3,399,830 (2017: nil) primarily due to the acquisition Acreage Pharms and finder’s fees associated with the investment in AB Labs and AB Ventures.

•

Depreciation and amortization of $1,855,755 (2017: $5,839) primarily due to amortization of the ACMPR cultivation license over the 20-year life of the leased property, and depreciation on property, plant and equipment for Acreage Pharms and Future Harvest.

•

Interest income of $144,147 (2017: interest expense $81,303) primarily due to the receipt of funds from the bought deal private placements completed during the year and interest earned on loans receivable.

•

Loss of option to acquire agreements of $373,521 (2017: $45,155) primarily due to expired option to acquire agreements associated with Zenalytic Laboratories Inc., Greentec Bio-Pharmaceuticals Corporation Group and PlanC BioPharm Inc.

•	Loss on write-off of loans receivable of $999,564 (2017: nil) due to write-down of loan receivable from a non-related party.

•	Bargain purchase loss of nil (2017: $741,239) primarily due to the acquisition of additional equity in Future Harvest in prior year.

Invictus MD Strategies Corp.
For the three months and year ended January 31, 2018
Management’s Discussion and Analysis

•	Loss on sale of SunBlaster of nil (2016: $741,239) primarily due to the prior year sale of the SunBlaster product line.

•

Equity loss on investments of $594,998 (2017: nil) primarily due to the equity pickup associated with AB Labs and AB Ventures. The loss is primarily due to the amortization of the cultivation license in AB Labs.

CASH USED IN OPERATING ACTIVITIES

For the year ended January 31, 2018, cash flows used in operating activities amounted to $8,201,850. Cash flows resulted from a net loss of $19,788,968, partially offset by non-cash items of $10,945,925 and changes in working capital balances of $641,193.

For the year ended January 31, 2017, cash flows used in operating activities amounted to $2,503,081. Cash flows resulted from a net loss of $5,725,963 and changes in working capital balances of $114,803, partially offset by non-cash items of $3,337,685.

CASH USED IN INVESTING ACTIVITIES

For the year ended January 31, 2018, cash flows used in investing activities amounted to $7,244,008. Cash flows resulted from (i) $300,000 increase in loans receivable from AB Labs, (ii) $6,000,000 for the acquisition of Acreage Pharms, (iii) $3,539,737 in purchases of property, plant and equipment, and (iv) $404,721 in purchases and development of intangible assets. Partially offset by $3,000,000 decrease in short-term investments.

For the year ended January 31, 2017, cash flows used in investing activities amounted to $8,829,280. Cash flows resulted from (i) $7,010,000 for 33.33% investment in AB Labs, (ii) $3,000,000 increase in short-term investments, (iii) $955,150 in loans receivable from non-related parties, (iv) $250,000 increase in other assets related to option to acquire agreements with Greentec Bio and PlanC BioPharm, (v) $600,000 for acquisition of additional equity in Future Harvest, (vi) $366,075 in purchases of property, plant and equipment, and (vii) $311,847 in purchases and development of intangible assets. Partially offset by $3,663,792 in proceeds from the sale of SunBlaster product line.

CASH PROVIDED BY FINANCING ACTIVITIES

For the year ended January 31, 2018, cash flows provided by financing activities amounted to $52,576,486. Cash flows resulted from (i) $41,207,314 from private placements, (ii) $17,685,671 from warrant exercises, and (iii) $162,130 from option exercises. Partially offset by (i) $4,387,486 in share issuance costs, (ii) $2,000,000 in repayment of note payable to AB Labs pursuant to the investment in AB Labs, and (iii) $91,144 decrease in bank indebtedness.

For the year ended January 31, 2017, cash flows provided by financing activities amounted to $11,558,065. Cash flows resulted from (i) $12,675,760 from private placements, (ii) $1,322,900 from warrant exercises, and (iii) $26,250 from option exercises. Partially offset by (i) $949,636 in dividends, (ii) $851,852 in share issuance costs, (iii) $365,357 decrease in bank indebtedness, and (iv) $300,000 repayment of convertible loan.

SELECTED ANNUAL INFORMATION

The below table provides a summary of selected annual financial data, prepared in accordance with IFRS.

Invictus MD Strategies Corp.
For the three months and year ended January 31, 2018
Management’s Discussion and Analysis

	January 31, 2018	January 31, 2017	January 31, 2016
	$	$	$
Revenue	2,364,423	2,549,061	3,706,125
Assets	115,446,804	20,048,472	8,113,251
Non-current liabilities	10,030,000	-	786,200
Net loss	19,788,968	5,725,963	6,933
Net loss attributed to common shareholders	19,777,824	5,639,272	(102,111)
Basic and diluted loss per common share	0.29	0.54	0.03

SUMMARY OF QUARTERLY RESULTS

The below table provides a summary of the quarterly financial data for the last eight quarters, prepared in accordance with IFRS.

			Net loss attributed	Basic and diluted
			to common	loss per common
	Revenue	Net loss	shareholders	share
Three months ended	$	$	$	$
January 31, 2018	682,218	6,207,664	6,230,070	0.08
October 31, 2017	622,326	1,723,777	1,722,177	0.02
July 31, 2017	566,431	2,980,005	2,973,859	0.04
April 30, 2017	493,448	8,877,522	8,851,718	0.19
January 31, 2017	632,840	3,857,680	3,577,129	0.24
October 31, 2016	523,116	401,304	606,119	0.06
July 31, 2016	559,123	1,261,363	1,074,286	0.22
April 30, 2016	833,982	205,616	381,738	0.05

RELATED PARTY TRANSACTIONS

All related party transactions have occurred in the normal course of operations. Related party transactions occur and are recorded at the amounts agreed between the parties.

For the year ended January 31, 2018, the Company was charged $637,000 in management fees (2017: $657,079) and $500,000 in acquisition costs (2017: nil) by a company controlled by the Chairman and CEO. As at January 31, 2018, $351,099 remains outstanding and is recorded in accounts payable and accrued liabilities (January 31, 2017: $26,825).

For the year ended January 31, 2018, the Company was charged $18,667 in management fees (2017: nil) by the CFO of the Company.

For the year ended January 31, 2018, the Company was charged $35,000 in management fees (2017: nil) by the interim CFO of the Company.

For the year ended January 31, 2018, the Company was charged $416,064 in salaries and bonuses (2017: nil) by a Director of the Company. As at January 31, 2018, $240,000 remains outstanding and is recorded in accounts payable and accrued liabilities (January 31, 2017: nil).

For the year ended January 31, 2018, the Company was charged $100,000 in director fees to the independent Directors of the Company (2017: nil). As at January 31, 2018, $100,000 remains outstanding and is recorded in accounts payable and accrued liabilities (January 31, 2017: nil).

Invictus MD Strategies Corp.
For the three months and year ended January 31, 2018
Management’s Discussion and Analysis

For the year ended January 31, 2018, the Company was charged $104,253 in salaries and bonuses (2017: nil) by the Chief Science Officer of the Company.

For the year ended January 31, 2018, the Company was charged $51,000 (2017: $596,759) in management fees and $117,648 (2017: $116,495) in rent by a company controlled by a former Director of the Company. As at January 31, 2018, $44,463 remains outstanding and is recorded in accounts payable and accrued liabilities (January 31, 2017: nil). The Company also had sales and purchases from a company controlled by a former director of the Company of $200,810 (2017: $159,770) and $49,786 (2017: $36,035), respectively. In addition, during the year ended January 31, 2017, the Company paid $437,500 to a company controlled by a former Director of the Company for consulting fees related to the sale of SunBlaster.

During the year ended January 31, 2018, the Company wrote-off a shareholder loan and recorded a gain on write-off of shareholder loan of $215,447.

As part of the Acquisition of Acreage Pharms, the Company entered into a lease agreement with a Director and the Chief Compliance Officer of the Company for the land on which the Company’s facilities are located at an annual lease rate of $1 per year.

For the year ended January 31, 2017, the Company was charged $83,200 in management fees by a company controlled by the former CFO of the Company.

As at January 31, 2018, $37,500 was due from a former Director of the Company and is included in trade accounts receivable, described in Note 3 (January 31, 2017: $37,500).

Key management personnel compensation

Key management is comprised of the Company’s directors and executive officers. The Company incurred the following key management compensation charges during the years ended January 31, 2018 and 2017:

	2018	2017
	$	$
Salaries, bonuses, fees and benefits	1,810,984	850,078
Share-based payments	5,650,801	1,416,491
	7,461,785	2,266,569

OUTSTANDING SHARE DATA

As at January 31, 2018, the Company had 89,313,485 common shares issued and outstanding (January 31, 2017: 27,839,600), nil Class A preferred shares issued and outstanding (January 31, 2017: nil), 8,518,000 stock options outstanding (January 31, 2017: 2,365,000), and 15,236,743 share purchase warrants outstanding (January 31, 2017: 8,882,668).

Subsequent to January 31, 2018, a total of 1,806,145 warrants and 327,500 stock options were exercised for proceeds of $2,758,816 and $500,950, respectively. In addition, 2,631,141 common shares were issued pursuant to the terms of the agreement with Gene Simmons to acquire all the issued and outstanding shares of Gene-Etics Strains Co.

As at May 29, 2018, the Company has a total of 13,200,598 warrants and 8,180,500 stock options outstanding.

As at May 29, 2018, the Company has 94,078,271 common shares issued and outstanding.

Invictus MD Strategies Corp.
For the three months and year ended January 31, 2018
Management’s Discussion and Analysis

ESCROW SHARES

As at October 31, 2017, the Company has 166,667 common shares held in escrow with the following escrow provisions:

-	100,000 shares to be released once Poda has earned an aggregate of $2.5 million in gross revenues;

-	66,667 shares to be released once Poda has earned an aggregate of $12.5 million in gross revenues.

The first escrow issuance and the second escrow issuance are subject to a top-up mechanism, such that if the volume-weighted average trading price of the Company's common shares on the stock exchange for the seven most recent trading days immediately preceding the first sales milestone is below $0.50, or below $0.75 as of the second sales milestone, then the Company has the option to issue either additional common shares, cash payment or a combination thereof to the inventors, such that the aggregate value of the consideration issued at each milestone is equal to $500,000 and provided that the issuance of any additional common shares is not less than an issue price of $0.10.

OTHER SHARE DATA

Movements in the number of stock options outstanding and their related weighted average exercise prices are as follows:

		Weighted
		average
	Number of	exercise price
	options	$
Outstanding, January 31, 2016	157,500	1.58
Granted	2,350,000	1.18
Exercised	(75,000)	0.35
Forfeited	(27,500)	0.35
Cancelled	(40,000)	1.75
Outstanding, January 31, 2017	2,365,000	1.24
Granted	6,900,000	1.62
Exercised	(216,000)	0.75
Forfeited	–	–
Cancelled	(531,000)	1.44
Outstanding, January 31, 2018	8,518,000	1.55

Movements in the number of warrants outstanding and their related weighted average exercise prices are as follows:

		Weighted
		average
	Number of	exercise price
	warrants	$
Outstanding, January 31, 2016	582,132	2.63
Issued	11,498,468	1.18
Exercised	(2,645,800)	0.50
Expired	(552,132)	2.50
Outstanding, January 31, 2017	8,882,668	1.40
Issued	18,006,013	1.87
Exercised	(10,621,938)	1.67
Expired	(1,030,000)	1.60
Outstanding, January 31, 2018	15,236,743	1.76

Invictus MD Strategies Corp.
For the three months and year ended January 31, 2018
Management’s Discussion and Analysis

FINANCIAL INSTRUMENTS

IFRS 7, Financial Instruments Disclosures, establishes a fair value hierarchy that reflects the significance of the inputs used in making the measurements. The fair value hierarchy has the following levels:

Level 1 - quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2 - inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and

Level 3 - inputs for the asset or liability that are not based on observable market data (unobservable inputs).

The Company’s financial instruments include cash and cash equivalents, short-term investments, accounts receivable, loans receivable, bank indebtedness, accounts payable and note payable. The carrying value of the financial instruments approximates their fair values due to their short-term and on demand nature.

The following financial instruments are presented at fair value on a recurring basis:

			January 31, 2018
	Carrying
	value	Level 1	Level 2	Level 3
	$	$	$	$
Cash and cash equivalents	37,593,985	37,593,985	-	-

			January 31, 2017
	Carrying
	value	Level 1	Level 2	Level 3
	$	$	$	$
Cash and cash equivalents	463,357	463,357	-	-
Short-term investments	3,000,000	3,000,000	-	-

The Company’s financial instruments are exposed to certain financial risks, including credit, liquidity, and currency risk.

FINANCIAL RISK MANAGEMENT

Credit risk

Credit risk arises from cash and cash equivalents held with banks and financial institutions, as well as credit exposure on outstanding accounts receivables. The maximum exposure to credit risk is equal to the carrying value of the financial assets. The Company seeks to limit its exposure to this risk by holding its cash and cash equivalents in large Canadian financial institutions. The Company does not have significant credit risk with respect to customers.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company manages its liquidity risk by reviewing its capital requirements on an ongoing basis, raising capital through equity financing, when required, and maintaining an accessible line of credit. As at January 31, 2018, the Company had working capital of $39,083,089(January 31, 2017: $3,271,288).

Invictus MD Strategies Corp.
For the three months and year ended January 31, 2018
Management’s Discussion and Analysis

Currency risk

Currency risk is the risk that changes in foreign exchange rates will affect the Company’s income or the value of its holdings of financial instruments. The Company has minimal financial assets and liabilities held in foreign currencies.

Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate due to changes in market interest rates. The Company does not have loans and the line of credit is with a high credit quality financial institution.

Capital management

The Company’s objectives when managing its capital are to safeguard its ability to continue as a going concern, to meet its capital expenditures for its continued operations, and to maintain a flexible capital structure which optimizes the cost of capital within a framework of acceptable risk. The Company manages its capital structure and adjusts it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust its capital structure, the Company may issue new shares, enter into debt facilities, or acquire or dispose of assets. The Company is not subject to externally imposed capital requirements.

Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable. There have been no changes to the Company’s capital management approach in the period. The Company considers its shareholders’ equity as capital.

OFF-BALANCE SHEET ARRANGEMENTS AND PROPOSED TRANSACTIONS

The Company has no off-balance sheet arrangements or proposed transactions.

SIGNIFICANT ACCOUNTING POLICIES

The Company follows the accounting policies described in Note 2 of the Company’s consolidated financial statements for the year ended January 31, 2018.

CRITICAL ACCOUNTING ESTIMATES

The preparation of consolidated financial statements in accordance with IFRS requires the use of certain critical accounting estimates and judgments. It also requires management to exercise judgment in applying the Company’s accounting policies. These judgments and estimates are based on management’s best knowledge of the relevant facts and circumstances taking into account previous experience, but actual results may differ from amounts included in the financial statements. The critical accounting estimates and judgments used by the Company are described in Note 2 of the Company’s consolidated financial statements for the year ended January 31, 2018.

Accounting standards issued but not yet effective

A number of new standards, and amendments to standards and interpretations, are not yet effective for the period ended January 31, 2018, and have not been applied in preparing these unaudited condensed interim consolidated financial statements.

New standard IFRS 9, “Financial Instruments”

New standard IFRS 15, “Revenue from Contracts with Customers”

New standard IFRS 16, "Leases"

Amendments to IFRS 2, “Share-based Payment”

Invictus MD Strategies Corp.
For the three months and year ended January 31, 2018
Management’s Discussion and Analysis

The Company has not early adopted these new or amended standards and does not expect them to have a material effect on the Company’s future results and financial position.

Other accounting standards or amendments to existing accounting standards that have been issued but have future effective dates are either not applicable or are not expected to have a significant impact on the Company’s consolidated financial statements.

OUTLOOK

As of the date of this MD&A, the Company has completed a number of acquisitions and divestures and is continually working to add value through growth of current investments and seeking additional acquisition opportunities. The Company’s primary objective is to identify, grow and build companies that are complementary to one another. The Company’s strategy is to target small and mid-sized companies with proven brands, strong customer focus, and significant growth potential. We work in partnership with management teams to increase shareholder value through business planning and process integration, developing and executing growth strategies, leveraging our experience and relationships, and structuring and deploying the proper capital to support long-term growth.

RISK FACTORS

This section discusses factors relating to the business of the Company that should be considered by both existing and potential investors. The information in this section is intended to serve as an overview and should not be considered comprehensive and the Company may face risks and uncertainties not discussed in this section, or not currently known to us, or that we deem to be immaterial. All risks to the Company’s business have the potential to influence its operations in a materially adverse manner.

Reliance on license

The Company's ability to grow, store and sell medical marijuana in Canada is dependent on maintaining its license with Health Canada. The license is subject to ongoing compliance and reporting requirements. Failure to comply with the requirements of the license, to maintain its license, and to renew the license after its expiry date would have a material adverse impact on the business, financial condition and operating results of the Company. Although the Company believes that it will meet the requirements of the ACMPR for future extensions or renewals of the license, there can be no assurance that Health Canada will extend or renew the licenses or, if extended or renewed, that it will be extended or renewed on the same or similar terms. Should Health Canada not extend or renew the license or should it renew the license on different terms, the business, financial condition and operating results of the Company would be materially adversely affected.

Regulatory risks

The activities of the Company are subject to regulation by governmental authorities, particularly Health Canada. Achievement of the Company’s business objectives are contingent, in part, upon compliance with regulatory requirements enacted by these governmental authorities and obtaining all regulatory approvals, where necessary, for the sale of its products. The Company cannot predict the time required to secure all appropriate regulatory approvals for its products, or the extent of testing and documentation that may be required by governmental authorities. Any delays in obtaining, or failure to obtain regulatory approvals would significantly delay the development of markets and products and could have a material adverse effect on the Company’s business, results of operations and financial condition.

Change in laws, regulations and guidelines

The Company’s business is subject to particular laws, regulations, and guidelines. The production and distribution of medical marijuana is a highly regulated field, and although the Company intends to comply with all laws and regulations, any changes to such laws, regulations, guidelines and policies due to matters beyond the control of the Company may cause adverse effects to its operations.

Invictus MD Strategies Corp.
For the three months and year ended January 31, 2018
Management’s Discussion and Analysis

Limited operating history, history of losses, and no assurance of profitability

The Company was incorporated and began operations in 2014 and started generating revenues from the sale of its products in fiscal 2016. The Company is subject to all of the business risks and uncertainties associated with any an early-stage enterprise, including under-capitalization, cash shortages, limitation with respect to personnel, financial and other resources, and lack of revenues.

The Company has incurred operating losses in recent periods. The Company may not be able to achieve or maintain profitability and may continue to incur significant losses in the future. In addition, the Company expects to continue to increase operating expenses as it implements initiatives to continue to grow its business. If the Company’s revenues do not increase to offset these expected increases in costs and operating expenses, the Company will not be profitable. There is no assurance that the Company will be successful in achieving a return on shareholders’ investments and the likelihood of success must be considered in light of the early stage of operations.

Unfavourable publicity or consumer perception

The success of the medical marijuana industry may be significantly influenced by the public’s perception of marijuana’s medicinal applications. Medical marijuana is a controversial topic, and there is no guarantee that future scientific research, publicity, regulations, medical opinion and public opinion relating to medical marijuana will be favourable. The medical marijuana industry is an early-stage business that is constantly evolving with no guarantee of viability. The market for medical marijuana is uncertain, and any adverse or negative publicity, scientific research, limiting regulations, medical opinion and public opinion relating to the consumption of medical marijuana may have a material adverse effect on our operational results, consumer base and financial results.

Competition

The market for the Company’s product does appear to be sizeable and Health Canada has only issued a limited number of licenses under the ACMPR to produce and sell medical marijuana. Because of the early stage of the industry in which the Company operates, the Company expects to face additional competition from new entrants. A large number of companies appear to be applying for production licenses, some of which may have significantly greater financial, technical, marketing and other resources, may be able to devote greater resources to the development, promotion, sale and support of their products and services, and may have more extensive customer bases and broader customer relationships.

Should the size of the medical marijuana market increase as projected, the demand for product will increase as well, and in order for the Company to be competitive, it will need to invest significantly in research and development, marketing, production expansion, new client identification, and client support. If the Company is not successful in achieving sufficient resources to invest in these areas, the Company’s ability to compete in the market may be adversely affected, which could materially and adversely affect the Company’s business, its financial condition and operations.

The Canadian Federal Government has committed to the legalization of recreational cannabis in Canada, though no model for this regulatory change has been publicly disclosed. This regulatory change may not be implemented at all. The introduction of a recreational model for cannabis production and distribution may impact the medical marijuana market. The impact of this potential development may be negative for the Company and could result in increased levels of competition in its existing medical market and/or the entry of new competitors in the overall cannabis market in which the Company operates. There is potential that the Company will face intense competition from other companies, some of which can be expected to have longer operating histories and more financial resources and manufacturing and marketing experience than the Company. Increased competition by larger and better financed competitors could materially and adversely affect the business, financial condition and results of operations of the Company.

Invictus MD Strategies Corp.
For the three months and year ended January 31, 2018
Management’s Discussion and Analysis

Uninsured or uninsurable risk

The Company may become subject to liability for risks against which it cannot insure or against which the Company may elect not to insure due to the high cost of insurance premiums or other factors. The payment of any such liabilities would reduce the funds available for the Company’s usual business activities. Payment of liabilities for which the Company does not carry insurance may have a material adverse effect on the Company’s financial position and operations.

Key personnel

The Company’s success will depend on its directors’ and officers’ ability to develop and execute on the Company’s business strategies and manage its ongoing operations, and on the Company’s ability to attract and retain key quality assurance, scientific, sales, public relations and marketing staff or consultants now that production and selling operations have begun. The loss of any key personnel or the inability to find and retain new key persons could have a material adverse effect on the Company’s business. Competition for qualified technical, sales and marketing staff, as well as officers and directors can be intense and no assurance can be provided that the Company will be able to attract or retain key personnel in the future, which may adversely impact the Company’s operations.

Conflicts of Interest

Certain of the Company’s directors and officers are also directors and operators in other companies. Situations may arise in connection with potential acquisitions or opportunities where the other interests of these directors and officers conflict with or diverge from the Company interests. In accordance with the BCBCA, directors who have a material interest in any person who is a party to a material contract or a proposed material contract are required, subject to certain exceptions, to disclose that interest and generally abstain from voting on any resolution to approve the contract.

In addition, the directors and the officers are required to act honestly and in good faith with a view to its best interests. However, in conflict of interest situations, the Company’s directors and officers may owe the same duty to another company and will need to balance their competing interests with their duties to the Company. Circumstances (including with respect to future corporate opportunities) may arise that may be resolved in a manner that is unfavourable to the Company.

Litigation

The Company may become party to litigation, mediation and/or arbitration from time to time in the ordinary course of business which could adversely affect its business. Monitoring and defending against legal actions, whether or not meritorious, can be time-consuming, divert management’s attention and resources and cause the Company to incur significant expenses. In addition, legal fees and costs incurred in connection with such activities may be significant and we could, in the future, be subject to judgments or enter into settlements of claims for significant monetary damages.

While the Company has insurance that may cover the costs and awards of certain types of litigation, the amount of insurance may not be sufficient to cover any costs or awards. Substantial litigation costs or an adverse result in any litigation may adversely impact the Company’s business, operating results or financial condition.

Agricultural operations

Since the Company’s business will revolve mainly around the growth of agricultural products, the risks inherent with agricultural businesses will apply. Such risks may include disease and insect pests, among others. Although the Company expects to grow its product in a climate controlled, monitored, indoor location, there is no guarantee that changes in outside weather and climate will not adversely affect production.

Invictus MD Strategies Corp.
For the three months and year ended January 31, 2018
Management’s Discussion and Analysis

Transportation disruptions

The Company will depend on fast, cost-effective and efficient courier services to distribute its product. Any prolonged disruption of this courier service could have an adverse effect on the financial condition and results of operations of the Company. Rising costs associated with the courier service used by the Company to ship its products may also adversely impact the business of the Company and its ability to operate profitably.

Fluctuating prices of raw materials

The Company revenues, if any, are expected to be in large part derived from the production, sale and distribution of agricultural products or products related to the growth of such agricultural products. The price of production, sale and distribution of these products will fluctuate widely and is affected by numerous factors beyond the Company’s control including international, economic and political trends, expectations of inflation, currency exchange fluctuations, interest rates, global or regional consumptive patterns, speculative activities and increased production due to new production and distribution developments and improved production and distribution methods. The effect of these factors on the price of product produced by the Company and, therefore, the economic viability of any of the Company’s business, cannot accurately be predicted.

Environmental and employee health and safety regulations

The Company’s operations are subject to environmental and safety laws and regulations concerning, among other things, emissions and discharges to water, air and land; the handling and disposal of hazardous and nonhazardous materials and wastes, and employee health and safety. The Company will incur ongoing costs and obligations related to compliance with environmental and employee health and safety matters. Failure to obtain an Environmental Compliance Approval or otherwise comply with environmental and safety laws and regulations may result in additional costs for corrective measures, penalties or in restrictions on our manufacturing operations. In addition, changes in environmental, employee health and safety or other laws, more vigorous enforcement thereof or other unanticipated events could require extensive changes to the Company’s operations or give rise to material liabilities, which could have a material adverse effect on the business, results of operations and financial condition of the Company.

Intellectual property

The success of the Company’s business depends in part on its ability to protect its ideas and technology. The Company has no patented technology or trademarked business methods at this time but has applied to register patents.

Even if the Company moves to protect its technology with trademarks, patents, copyrights or by other means, the Company is not assured that competitors will not develop similar technology, business methods or that the Company will be able to exercise its legal rights. Other countries may not protect intellectual property rights to the same standards as does Canada. Actions taken to protect or preserve intellectual property rights may require significant financial and other resources such that said actions have a meaningfully impact our ability to successfully grow our business.

Political and economic instability

The Company may be affected by possible political or economic instability. The risks include, but are not limited to, terrorism, military repression, extreme fluctuations in currency exchange rates and high rates of inflation. Changes in medicine and agriculture development or investment policies or shifts in political attitude in certain countries may adversely affect the Company’s business. Operations may be affected in varying degrees by government regulations with respect to restrictions on production, distribution, price controls, export controls, income taxes, expropriation of property, maintenance of assets, environmental legislation, land use, land claims of local people and water use. The effect of these factors cannot be accurately predicted.